United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 12, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC FILES ANNUAL REPORT ON FORM 20-F

LONDON, 12 April 2017 - Coca-Cola European Partners plc (CCEP) (ticker symbol CCE) announces that on 12 April 2017 it filed its 2016 Annual Report on Form 20-F with the Securities and Exchange Commission. This document was filed in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual and includes CCEP’s audited results for the year ended 31 December 2016. The unaudited fourth-quarter and full year results for the period ended 31 December 2016 were previously released on 21 March 2017.

The 2016 Annual Report on Form 20-F was concurrently made available on CCEP's website at http://ir.ccep.com/financial-reports/coca-cola-european-partners-annual-reports and also online at www.sec.gov.

Copies of the 2016 Annual Report on Form 20-F will be available shortly at www.morningstar.co.uk/uk/NSM. Printed copies of the Annual Report will be posted to those shareholders who have requested it on or around 12 May 2017.

Included in the 2016 Annual Report on Form 20-F are the expected relevant dates in respect of CCEP’s 2017 interim dividends, subject to approval by the Board of Directors. These are reproduced below.

Ex-dividend date	Record date	Payment dates
Q1 Interim dividend
6 April 2017 (US) 7 April 2017 (Europe)	10 April 2017	24 April 2017
Q2 Interim dividend
18 May 2017 (US) 19 May 2017 (Europe)	22 May 2017	5 June 2017
Q3 Interim dividend
24 August 2017 (US) 25 August 2017 (Europe)	28 August 2017	11 September 2017
Q4 interim dividend
16 November 2017 (US) 17 November 2017 (Europe)	20 November 2017	4 December 2017

CONTACTS:

Company Secretariat	Investor Relations	Media Relations
Clare Wardle	Thor Erickson	Ros Hunt
T +44 (0)20 7355 8406	T +1.678.260.3110	T +44 (0)7528 251 022

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ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 12, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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